Exhibit 99.1

Renren Announces its Special Committee’s Engagement of Independent Financial Advisor and Legal Counsel

BEIJING, China—December 30, 2016—Renren Inc. (NYSE: RENN) (“Renren” or the “Company”), a leading real-name social networking internet platform in China, today announced that the Special Committee of its Board of Directors (the “Special Committee”), which was formed to consider (a) a proposed spin-off, (b) a preliminary non-binding proposal (“Proposal”) to purchase any shares of the company to be spun off (“SpinCo”) that are not distributed in the proposed spin-off, and (c) any potential alternative transactions involving the Company and the SpinCo, has retained Duff & Phelps, LLC as its independent financial advisor and O’Melveny & Myers LLP as its U.S. legal counsel to assist the Special Committee in its work.

The Company cautions the Company’s shareholders and others considering trading in its securities that (i) the spin-off is subject to the approval of SB Pan Pacific Corporation, a shareholder of the Company and an affiliate of SoftBank Group Corp., pursuant to the Company's Amended and Restated Articles of Association and (ii) the Proposal is non-binding and that no decisions have been made with respect to the Company’s response to the offer. There can be no assurance that the spin-off will be consummated or that any definitive offer will be made, that any agreement will be executed or that this or any other transaction will be approved or consummated. The Company does not undertake any obligation to provide any updates with respect to this or any other transaction, except as required under applicable law.

About Renren Inc.

Renren Inc. (NYSE: RENN) operates a leading real name social networking service (SNS) and an internet finance business in China. Our SNS enables users to connect and communicate with each other, share photos and access mobile live streaming. Our internet finance business includes primarily auto financing. Renren.com and our renren mobile application had approximately 238 million activated users as of September 30, 2016. Woxiu, which translates into “a show of your own,” is a virtual stage where musicians and performers can live-stream performances to viewers. Woxiu.com had approximately 34 million activated users as of September 30, 2016. Renren’s American depositary shares, each of which represents three Class A ordinary shares, trade on NYSE under the symbol “RENN”.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Renren may also make written or oral forward-looking statements in its filings with the U.S. Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Renren’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in our annual report on Form 20-F and other documents filed with the SEC. All information provided in this press release is as of the date of this press release, and Renren does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For more information, please contact:

Cynthia Liu

Investor Relations Department

Renren Inc.

Tel: (86 10) 8448 1818 ext. 1300

Email: ir@renren-inc.com